October 26, 2005

Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
American Southwest Holdings, Inc.
Alan Doyle, President and Director
4225 N. Brown Ave.
Scottsdale, Arizona 85251

		Re:	American Southwest Holdings, Inc.
			Form 10-KSB for the Year Ended December 31, 2004
       			File 000-27947

Dear Mr. Doyle:

      We have reviewed your response letter dated October 19, 2005 and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

tem 7- Financial Statements

Note 8- Acquisition of Metal Sands Limited, page F-21

1. We note your response to our prior comment #3. However, it appears the net liabilities received of $194,999 relate to amounts due for your prior cash advances to Metal Sands. Since the balance of the mineral rights was nominal and you received cash back from the acquisition, these net liabilities appear to represent the portion of cash advances from you that were used and expensed by Metal Sands. As a result, we believe these costs should receive similar treatment on your financial statements and should not be capitalized as part of the cost of your acquisition of mineral rights. In other words, we believe you should write off amounts lent to Metal Sands prior to the acquisition to the extent such amounts were expended by Metal Sands.
Therefore, we reissue our prior comment #3. Based on the guidance in
SAB 48, we believe you should record the mineral rights acquired at the transferor`s historical cost, which appears to be a nominal amount. However, we would not object if you recorded the approximately 33,000,000 shares issued at their par value of $.001 per share (i.e. approximately $33,000.)

General

Correction of an Error

2. Changes to your previously-issued financial statements for the year ended December 31, 2004 with respect to the acquisition of mining rights should be reported as the correction of an error pursuant to paragraphs 36-37 of APB Opinion 20 or, if early adopted, paragraphs
26-26 of SFAS 154.

Accountants` Reports

3. Please include the report of Semple & Cooper in your amended filing, and ensure that such report includes an appropriate reference to the correction of an error as required by AU section 420.12.

4. The report of Shelley International included in Appendix I of your response refers to periods prior to 2003 that are not included in your financial statements. Also, the report of Shelley International refers to the cumulative period from October 10, 1989 (inception) to
December 31, 2003. However, your financial statements include cumulative amounts up to December 31, 2004, and it is unclear who audited these cumulative amounts. Please revise, as appropriate.

      As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;


* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Juan Migone at (202) 551-3312 or undersigned at
(202) 551-3816 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,



      Joseph Foti
      Senior Assistant Chief Accountant


Via facsimile:  Alan Doyle, President and Director
	          	011 61 2 8298 2060

??

??

??

??

Alan Doyle, President and Director
American Southwest Holdings, Inc.
October 26, 2005
Page 1